SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                 ESG Re Limited
                                (Name of Issuer)

                         Common Shares, $1.00 par value
                         (Title of Class of Securities)


                                    G31215109
                                 (CUSIP Number)

                              Mr. Kenneth F. Cooper
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 30, 2000
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,159,600 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            1,159,600 shares

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,159,600 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC
                           TIN:  13-4006612

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,159,600 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            1,159,600 shares

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,159,600 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  856,840 shares
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER

                            856,840 shares

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          856,840 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

            7.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
               TIN:  13-4006626

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  302,760 shares
       EACH

     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER

                            302,760 shares

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          302,760 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          2.6%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Joshua G. Welch

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero

         BY
        EACH        ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,159,600 shares

                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            Zero

                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            1,159,600 shares

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,159,600 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------

     This Amendment No. 2 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Shares, $1.00 par value (the "Common Stock"), of ESG Re Limited (the "Issuer") filed by the Reporting Persons (as defined below) on March 17, 2000, as amended by Amendment No. 1 filed on October 17, 2000. The Statement on Schedule 13D amended the Schedule 13G filed by the Reporting Persons on November 22, 1999, as amended by Amendment No. 1 filed on February 14, 2000.

     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of Capital and WNP. The amount of such funds was approximately $6,767,000 for the Shares owned by Capital and approximately $2,417,000 for the Shares owned by WNP.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The Reporting Persons initially acquired shares of Common Stock in the ordinary course of business for investment purposes. The Reporting Persons' intention was to review their investment in the Issuer on a continuing basis and, depending upon price and availability of securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in the Issuer.

     On November 30, 2000, Joshua G. Welch, on behalf of the Reporting Persons, sent a letter to the Board of Directors of the Issuer informing them that they had been remiss in their duty to manage the Issuer and urging them to take the following steps:

A prompt and orderly liquidation of the Issuer designed to maximize shareholder value;

The dismissal of the present management of the Issuer;

The retention of expert advisors and other temporary executive talent to manage the sale or run off of the Issuer's insurance business and investment securities; and

The appointment of independent directors to oversee this entire liquidation.

The letter also informed the Board of Directors that the Reporting Persons would propose their own slate of directors if action were not taken. A copy of the letter sent on November 30, 2000 on behalf of the Reporting Persons is attached hereto as Exhibit B and is hereby incorporated herein by reference.

     The Reporting Persons may take a number of actions in order to insure that the Issuer and its Board of Directors take appropriate action to maximize shareholder value. They may communicate and discuss their views with other shareholders of the Issuer and members of the Board. The Reporting Persons may communicate with financial institutions and other third parties concerning such parties' interest in possibly acquiring the Issuer or some or all of its assets. They may retain an investment banker to help them evaluate their options or to solicit interest and/or bids from potential acquirors. The Reporting Persons may also make proposals to the Issuer's Board of Directors and/or shareholders, seek representation on the Board of Directors and solicit proxies and written consents from other shareholders. In the future, The Reporting Persons may decide to purchase additional shares of the Common Stock, or sell part or all of their current holdings of Common Stock. The Reporting Persons reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests.

     Except as set forth above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A attached to the original Schedule 13D, has any present plans or intentions which relate to or would result in: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's business or corporate structure; (viii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (xi) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------


     As of the date hereof, Capital is the beneficial owner 856,840 shares of Common Stock and WNP is the beneficial owner 302,760 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.

     As of the date hereof, Capital is the beneficial owner of 7.3% of the Common Stock and WNP is the beneficial owner of 2.6% of the Common Stock. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 11,787,108 shares of Common Stock issued and outstanding on November 9, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,2000.

     No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, in the Common Stock during the 60 days prior to the date of this Amendment No. 2 to Schedule 13D, except for the following transactions effected by Capital and WNP:

                             Transactions by Capital

Date           Purchase/Sale      No. of Shares      Price/Share         Market
11/15/2000       Purchase           33,440            $1.9375            NASDAQ

                               Transactions by WNP

Date           Purchase/Sale      No. of Shares      Price/Share         Market
11/15/2000       Purchase           10,560            $1.9375            NASDAQ


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A: Agreement of Joint Filing, dated as of November 30, 2000, among Advisors, Partners, Capital, WNP and Welch.

         Exhibit B: Letter dated November 30, 2000 to the Board of Directors of the Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2000


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner

                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                      EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 2 to the
Schedule 13D dated November 30, 2000 relating to the Common Shares, $1.00 par value, of ESG Re Limited as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  November 30, 2000


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member

                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner

                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member

                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                      EXHIBIT B
                        Letterhead of Vicuna Advisors LLC

November 30, 2000


The Board of Directors
ESG Re Limited
Skandia International House
16 Church Street

Hamilton, HM 11
Bermuda

Gentlemen:

Funds under our management hold 1,159,600 shares of ESG Re Limited ("ESG"). We have read Peter Collery's letter to you dated November 16, 2000 and we find it compelling. This company lacks the capital, the rating, the management ability, the competitive advantage, and the track record to afford another attempt at "returning to profitability". Any strategy other than liquidation or winding down of the enterprise is grounded in something other than fact and economic reality. We believe that you have mishandled the affairs of the company. We would like to emphasize that, based on advice received from our Bermuda counsel, each director has unlimited personal liability for losses incurred by the company by the breach of their fiduciary duty.

Please recall that subsequent to assuming the position of CEO in September of 1999 Mr. Head made numerous assertions about writing only profitable business. Contrary to these promises the company now indicates that business which was written under his stewardship since September 1999 was substantially loss generating. Also be aware that for the period 6/30/99 through 9/30/00 this company has lost $7.87/share of book value, or 45% of its net worth per share. By your inaction you have endorsed the recommendations of an individual whose judgment and command of the enterprise are clearly impaired.

Mr. Head's conduct speaks for itself as ineffective; his tenure in office has resulted in a material deterioration in shareholder value. The Board has sat idly by and watched this happen. It is the Board's inaction, rather than action, that constitutes a breach of fiduciary duty. We are bothered by the notion that under these circumstances Mr. Head has credibility with the Board of Directors when he certainly has no credibility with the stock market and the rating agencies. As board members you should be aware of not only the deterioration of the financial condition of the company but also that this stock has lost 90% of its value since the initial public offering.

In light of the continued deterioration of ESG's value we have concluded that the following steps must be taken in order to protect the shareholders' interests:

o A prompt and orderly liquidation of ESG designed to maximize shareholder value;

o    The dismissal of the present management of ESG;

o The retention of expert advisors and other temporary executive talent to manage the sale or run off of the company's insurance business and investment securities; and

o The appointment of independent directors to oversee this entire liquidation.

If action is not taken promptly we will propose our own slate of independent directors and take whatever other steps are in the interests of ESG and its shareholders.

I look forward to hearing from you.

Sincerely,




Joshua G. Welch
Managing Partner